SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of June 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Press Release

The press release issued by DHT Holdings, Inc. (the “Company” or “DHT”) on June 19, 2017 related to the dismissal of the Frontline lawsuit in the High Court of the Marshall Islands  is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

A copy of the stipulation of voluntary dismissal is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 19, 2017
99.2	Stipulation of Voluntary Dismissal (Frontline Ltd., v. DHT Holdings Inc., et al.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: June 19, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer